Exhibit 17.1

Please Respond to the New Jersey Office

www.trimprulaw.com

September 9, 2022

Via Electronic Mail and UPS Next Day Delivery

Mark D. Hogan, Chairman of the Board

BCB Bancorp, Inc.

Executive Offices

595 Avenue C

Bayonne, NJ 07002

Re:	Dr. August Pellegrini, Board Member

Dear Chairman Hogan and Mr. Blake:

We represent Dr. August Pellegrini, an Independent Director removed from his Board seat, which he served on for over twenty years, in July, 2022 after he objected to improper Board practices. This letter is to bring the circumstances of Dr. Pellegrini’s improper removal to the Board’s attention, in a good faith effort to seek a resolution of his potential claims without further litigation. The circumstances surrounding Dr. Pellegrini’s removal give rise to potential claims under the Conscientious Employee Protection Act (CEPA) and the federal False Claims Act.

Dr. Pellegrini served on the Board’s Audit Committee for the last eight years. The Audit Committee is charged with the critical role of providing independent oversight of the Bank’s internal and independent auditors, the Bank’s financial statements, and compliance with legal and regulatory requirements concerning the integrity of the Bank’s financial statements and reports. Under the Audit Committee’s Charter, which was reapproved as recently as January 2022, the four members of the Audit Committee must be independent of management and executive officers, and each member is required to be financially literate. At least one member of the Committee must be qualified as a “Financial Expert” under the S.E.C. regulations. The Committee is charged with the fiduciary duty to provide independent oversight of all of the Bank’s financial reporting and internal and external audit processes. Therefore, this is the most important Committee of the Bank’s Board. Dr. Pellegrini also served for many years as the Chairman of the Corporate Governance and Nominating Committee.

268 South Street, Morristown, NJ 07960 I P: 973-660-1095 F: 973-349-1307

576 Fifth Ave, Suite 903, New York, NY 10036 I P: 212-226-6550 I F: 973-349-1307

BCB Bancorp, Inc.

September 9, 2022

In June, 2018 Board member Gary Stetz who had been serving as the Chairperson of the Audit Committee, resigned from the Board. Chairman Hogan, after initially fulfilling the role, named John Pulomena to serve as the new Chairperson of the Committee in April 2019. Mr. Pulomena was appointed to the Board at Mr. Hogan’s behest. At that time, Dr. Pellegrini had also presented a candidate for Board consideration who was a Certified Public Accountant with auditing experience, who could have served as the Auditing Committee Chair. This qualified candidate was not approved by the Board. The newly appointed Committee Chairperson, Mr. Pulomena, was not a Certified Auditor nor a Certified Public Accountant, and is not believed to have prior bank auditing experience.

Since John Pulomena’s appointment as Chair in or about April, 2019, Dr. Pellegrini has observed numerous irregularities in the manner in which the Board carried out its Audit oversight. For example, the Audit Committee had the Chief Compliance Officer, Sandra Sievewright, give Audit reports to the full Board on multiple occasions, instead of having John Pulomena provide his independent assessment to the Board after receiving the reports from management, the Bank’s internal auditors and external auditors. The established practice under Chairperson Stetz’ leadership has always been that the Audit Chair would provide the report to the Board. Dr. Pellegrini also observed that Mr. Pulomena at times seemed unprepared for Committee meetings and full Board meetings, as it appeared he had not reviewed the meeting packets before the meetings and had virtually no questions for the auditors during the Committee meetings. At the full Board meetings, when it was time for the Audit Committee’s independent report, Mr. Pulomena relied on Ms. Sievewright to provide all the details of the compliance and audit activities, and had little to add. Mr. Pulomena would also regularly utilize Zoom for Audit meetings long after the rest of the Committee and the Bank’s auditors were meeting in person. Dr. Pellegrini discussed his concerns regarding Mr. Pulomena’s leadership with various Board members and noted their mutual frustration.

Dr. Pellegrini voiced his objections to these irregularities to Chairman Hogan multiple times, but met hostility. Initially, around May 2021, Dr. Pellegrini requested at a full Board meeting that Mr. Pulomena give the Audit reports, and not pass this function off to Ms. Sievewright. Dr. Pellegrini also expressed this concern directly to Mr. Hogan via a private phone conversation around June 2021. The Chairman was not receptive to these legitimate concerns, likely due to his close relationship with Mr. Pulomena. Additionally, to be certain this was a legitimate concern, Dr. Pellegrini discussed the issue privately with Ms. Sievewright in around June 2021, who strongly agreed with Dr. Pellegrini that management giving the Audit reports was not the independent oversight the regulators required, and that it would eventually raise red flags with them.

The concerns raised by Dr. Pellegrini were based on his years of experience on the Audit Committee and in the banking industry, and went to the core integrity of the Banks’ financial reporting and audit functions. Unfortunately, instead of acting on these legitimate and serious concerns, Chairman Hogan decided to set on a course to silence Dr. Pellegrini that resulted in Dr. Pellegrini’s removal from the Board in July 2022. Mr. Hogan remained hostile to Dr. Pellegrini’s concerns, and repeatly told Dr. Pellegrini that he will no longer receive support from Mr. Hogan, that he was “on his own now” and that there was an activist investor who was targeting Dr. Pellegrini’s Board seat.

BCB Bancorp, Inc.

September 9, 2022

As the culimination of this course of action to silence Dr. Pellegrini, at a Corporate Governance meeting requested by Dr. Pellegrini, on July 5, 2022, and attended by Dr. Pellegrini, Mr. Hogan and Mr. Blake, Mr. Hogan used the opportunity to remove Dr. Pelligrini from his Board seat. Mr. Hogan quickly moved the topic of the meeting from the agenda Dr. Pellegrini had prepared, which included following proper policy regarding Board nominee candidates and addressing Board diversity, to seeking Dr. Pellegrini’s removal, and improperly indicated that he had spoken to all of the other Board members and knew that the Board would not support Dr. Pellegrini for re-election in April 2023.

Dr. Pellegrini later learned that Mr. Hogan’s claims that no Board member would support him for re-election were exaggerated or false as some Directors later reached out to Dr. Pellegrini stating that they were either not contacted as Mr. Hogan stated, or that they did not give their approval for his ouster. Chairman Hogan’s actions in opposing the Governance Committee’s review of a Board Candidate, and active efforts to silence legitimate concerns regarding the Audit functions of the Board, raise serious governance issues.

Based on these events and the circumstances of Dr. Pellegrini’s forced departure after his many years of devoted service on the Board, Dr. Pellegrini can assert whistleblower claims against the Board and BCB Bancorp under the Conscientious Employee Protection Act (CEPA). CEPA is a broad New Jersey wishtleblower law. Essentially, it protects individuals from retaliation such as being fired, demoted, passed up for a promotion or harassed because they object to something that they reasonable believed violated the law. More specificially, CEPA prohibits companies from retaliating against individuals because the individual engaged in a fairly wide range of what is referred to as “protected activities.” This includes objecting to, or refusing to participate in, an activity the individual reasonably believes (1) is in violation of a law or legal regulation; (2) is fraudulent or criminal; or (3) in incompatible with a legal requirement related to public health, safety, welfare or the protection of the environment. CEPA also protects individuals who disclose or threaten to disclose information to a superior or a public body about the company’s activities, policy or practice that the employee reasonable believes: (1) violates the law or a legal regulation, or (2) is fraudulent or criminal. CEPA allows for a wide variety of damages and remedies including reinstatement, last wages and lost benefits, damages for emotional distress and punitive damages. In addition, an employee can recover his or her attorneys’ fees from the company.

Dr. Pellegrini objected to the Board’s conduct which he reasonably believed was in violation of the Audit Committee’s Charter, regulations governing financial oversight, S.E.C. standards, and was fraudulent, and was removed from the Board because of his objections. As a result, Dr. Pellegrini is entitled to substantial remedies, including compensatory and punitive damages and recovery of attorney’s fees. In addition, since the SEC and other regulation of the Bank’s financial reporting implicate federal regulations against fraudulent financial practices, Dr. Pellegrini could also assert rights as a whistleblower under the False Claims Act.

BCB Bancorp, Inc.

September 9, 2022

Dr. Pellegrini prefers to resolve this matter amicably without having to resort to costly and time-consuming litigation. However, he is prepared to take whatever action is necessary to protect his rights. Please contact me or have BCB’s counsel contact me if you have any interest in discussing a pre-litigation resolution. If we do not hear form you within seven days, we will assume that you have no interest in reaching a pre-litigation resolution, and we will take whatever action is necessary to protect Dr. Pellegrini’s rights including commencing litigation. Should we move forward with litigation we will seek any and all remedies available to Dr. Pellegrini including costs, expenses and reasonable attorneys’ fees, so please be guided accordingly.

Sincerely,
Trimboli & Prusinowski, LLC

James T. Prusinowski
James T. Prusinowski

cc:	Ryan Blake, SVP and Corporate Secretary Via email and UPS

Thomas M. Coughlin, President and CEO Via email and UPS

Dr. August Pellegrini